July 28, 2006

Ms. Amy Bruckner, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Dear Ms. Bruckner:

In response to the Staff’s comment letter dated July 19, 2006, to Columbia Laboratories, Inc., that comments on our Form 10-K for the fiscal year ended December 31, 2005, and our Form 10-Q for the fiscal quarter ended March 31, 2006, we ask that you grant us an additional 15 business days in which to respond.

We are a relatively small company in the process of preparing our Form 10-Q for the fiscal quarter ended June 30, 2006, which is due by August 9, 2006. It is our goal to adequately and properly address your comments and thus our request for the additional 15 business days, which would require that our response be sent to you by August 23, 2006. Thank you for your consideration.

Very truly yours,

/s/ David L. Weinberg
David L. Weinberg
Vice President and Chief Financial Officer